Filed by Brookfield Investment Funds (File No. 811-22558)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Company:

Investment Managers Series Trust (File No. 811-21719)

Center Coast MLP Focus Fund

Level I Machine Script

Hello.

I am calling on behalf of your investment with Center Coast MLP Focus Fund.

The Special Meeting of Shareholders is scheduled to take place on January 23, 2018.  All shareholders are being asked to consider and vote on important matters.  As of today your vote has not been registered.

Please contact us as soon as possible at 1-800-829-6551 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a Good Day.

Center Coast MLP Focus Fund Level I Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment with Center Coast MLP Focus Fund. I wanted to confirm that you have received the proxy materials for the Special Meeting of Shareholders scheduled to take place on January 23, 2018.

Have you received the information?

(Pause for response)

If “Yes” or positive response:

If you’re not able to attend the meetings, I can record your voting instructions by phone. Your Board of Trustees is unanimously recommending a vote “In Favor” of each proposal.

If “No” or negative response:

I would be happy to review the meeting agenda and record your vote by phone.

However, the Board of Trustees is unanimously recommending a vote “In Favor” of each proposal.

Would you like to vote along with the Board’s recommendation?

(Pause For Response) (Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts you own with Center Coast MLP Focus Fund before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).

For confirmation purposes:

•                  Please state your full name. (Pause)

•                  According to our records, you reside in (city, state, zip code). (Pause)

•                  To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you.  You will receive written confirmations of your vote for each meeting within 3 to 5 business days.  Upon receipt, please review and retain for your records.  If you should have any questions please call the toll free number listed on the confirmations.  Mr. /Ms.            , your votes are important and your time is greatly appreciated.  Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY	Updated 12-20-2017

MUTUAL FUND PROXY FACT SHEET FOR: CENTER COAST MLP FOCUS FUND

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	DECEMBER 1, 2017	OFFICES OF MUTUAL FUND ADMINISTRATION, LLC
Mail Date	DECEMBER 8, 2017	2220 E. ROUTE 66, SUITE 226
Meeting Date	JANUARY 23, 2018 @ 10:00 AM EST	GLENDORA, CALIFORNIA 91740

ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	SEE PAGE 4	Inbound Line	1-800-829-6551
CUSIP	SEE PAGE 4	Website	www.libertystreetfunds.com

What are Shareholders being asked to vote on?

1.              Approval of an Agreement and Plan of Reorganization and Liquidation providing for (i) the transfer of all of the assets of the Acquired Fund to the Center Coast Brookfield MLP Focus Fund (the “Acquiring Fund”), a newly created series of Brookfield Investment Funds, in exchange for (a) shares of each class of shares of the Acquiring Fund corresponding to a class of shares of the Acquired Fund with an aggregate net asset value (“NAV”) per class equal to the aggregate NAV of the corresponding designated class of shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of each applicable class of the Acquiring Fund in proportion to their respective holdings of shares of the corresponding designated class of the Acquired Fund.

BOARD OF TRUSTEES UNANIMOUS RECOMMENDATION — FOR

2.              Ratification of the selection of Tait, Weller & Baker LLP as the Acquired Fund’s independent registered public accounting firm for the current fiscal year.

BOARD OF TRUSTEES UNANIMOUS RECOMMENDATION — FOR

PROPOSAL 1: Approval of an Agreement and Plan of Reorganization and Liquidation providing for (i) the transfer of all of the assets of the Acquired Fund to the Center Coast Brookfield MLP Focus Fund (the “Acquiring Fund”), a newly created series of Brookfield Investment Funds, in exchange for (a) shares of each class of shares of the Acquiring Fund corresponding to a class of shares of the Acquired Fund with an aggregate net asset value (“NAV”) per class equal to the aggregate NAV of the corresponding designated class of shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of each applicable class of the Acquiring Fund in proportion to their respective holdings of shares of the corresponding designated class of the Acquired Fund.

What is happening?

In connection with the Center Coast Acquisition and the LSA Asset Purchase, LSA and Brookfield recommended that the Board of Trustees of Investment Managers Series Trust (“IMST”) approve the Reorganization so that, if approved by the shareholders of the Acquired Fund, the Acquired Fund will be transferred to Brookfield Investment Funds, a registered investment company that currently has five series for which Brookfield serves as investment adviser.

Why are shareholders being asked to approve the Agreement and Plan of Reorganization and Liquidation?

Currently, Liberty Street Advisors, Inc. (“LSA”) is the investment adviser, and Center Coast Capital Advisors, LP is the sub-adviser, to the Center Coast MLP Focus Fund. Brookfield Investment Management Inc. intends to acquire Center Coast Capital Advisors, LP (the “Center Coast Acquisition”) and the current Center Coast portfolio managers, who are responsible for the day-to-day portfolio management of the Fund, will become employees of Brookfield and continue to provide the day-to-day portfolio management services to the Acquiring Fund following the Reorganization.

How is the Agreement and Plan of Reorganization and Liquidation expected to benefit shareholders?

LSA and Brookfield recommended the reorganization of the Acquired Fund in connection with the Center Coast Acquisition and the LSA Asset Purchase because LSA and Brookfield believed that if those transactions and the Reorganization were consummated, the Acquired Fund would benefit from:

•                  the increased scale and broader operations of Brookfield, as the investment adviser, as well as from Brookfield’s relationships as a wholly-owned subsidiary of Brookfield Asset Management Inc., a global manager managing over $265 billion of real assets; from the significant experience, knowledge and research network that Brookfield Asset Management Inc. would bring to the Acquired Fund’s portfolio management personnel; and

•                  from the Acquired Fund’s increased access to institutional investors in light of Brookfield’s strong institutional sales network. In addition, LSA indicated its belief that the LSA Asset Purchase would also help provide continuity in the servicing of the Acquired Fund’s shareholders through their financial intermediaries, and could potentially continue to promote the growth of the Acquiring Fund and the maintenance of important business relationships with key strategic mutual fund distribution platforms.

How will this affect my investment?

Following the Reorganization, you will be a shareholder of the Acquiring Fund, which has the same investment objective and substantially similar investment strategies and policies as the Acquired Fund. The Acquiring Fund will be managed in the same way as the Acquired Fund. The primary differences will be:

1)             the investment adviser to the Acquiring Fund,

2)             the service providers that provide Third Party Service Arrangements to the Acquiring Fund,

3)             the Acquiring Fund will be a series of Brookfield Investment Funds instead of IMST, and

4)             the Acquiring Fund will be governed by a different Board of Trustees than the Acquired Fund.

Will the value of my shares change as a result of the Agreement and Plan of Reorganization and Liquidation?

You will receive shares of the Acquiring Fund equal in aggregate value at the time of the exchange to the aggregate value of your shares of the Acquired Fund immediately prior to the Reorganization. The Reorganization will not affect the value of your investment at the time of Reorganization and your interest in the Acquired Fund will not be diluted. Shareholders of the Acquired Fund’s Class A Shares, Class C Shares, and Institutional Class Shares will receive Class A Shares, Class C Shares, and Class Y Shares, respectively, of the Acquiring Fund.

How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?

The Acquiring Fund’s contractual advisory fee of 1.00% of its average daily net assets is equal to the contractual advisory fee of the Acquired Fund. Following the Reorganization, the net annual fund operating fees and expenses of each class of shares of the Acquiring Fund are expected to be the same as those of the corresponding class of the Acquired Fund.

Can you provide me with performance information on the Acquiring Fund?

The Acquiring Fund is a newly organized fund that will commence operations upon the closing of the Reorganization. In addition, as a result of the Reorganization, the Acquiring Fund’s Class A and Class C Shares will adopt the Acquired Fund’s Class A and Class Shares’ performance and accounting history, and the Acquiring Fund’s Class Y Shares will adopt the Acquired Fund’s Institutional Class Shares’ performance and accounting history.

What is the tax impact on my investment?

The Reorganization is not expected to result in recognition of gain or loss by the Acquired Fund or its shareholders or by the Acquiring Fund for federal income tax purposes. As a condition to the closing of the Reorganization, the Acquiring Fund and the Acquired Fund will obtain an opinion of counsel regarding certain tax consequences to shareholders, the Acquired Fund, and the Acquiring Fund. This opinion will be filed with the SEC after the close of the Reorganization and will be available on the SEC’s website at www.sec.gov.

Can you provide me with additional information on the LSA Asset Purchase?

Brookfield intends to acquire certain assets from and assume certain liabilities of LSA and its marketing affiliate, HRC Fund Associates, LLC (such transaction, the “LSA Asset Purchase”), in connection with the Center Coast Acquisition. The assets to be acquired by Brookfield in the LSA Asset Purchase are those related to (i) LSA’s business of providing investment management, investment advisory and related services to the Acquired Fund, and (ii) HRC Fund Associates, LLC’s business of wholesaling the Fund and certain other advisory services and products of Center Coast to national brokerage houses and financial professional intermediaries, together with certain other marketing and investor relations support services by HRC Fund Associates, LLC and/or its affiliate HRC Portfolio Solutions, LLC, on behalf of Center Coast, and other products of Center Coast.

What will happen if the Reorganization is not approved?

If the shareholders of the Acquired Fund do not approve the proposed Reorganization of the Acquired Fund, then the Reorganization will not be implemented. In such case, the Board of Trustees of IMST will consider what further actions to take with respect to the Acquired Fund, which may include the liquidation of the Acquired Fund or the appointment of Brookfield as the investment adviser of the Acquired Fund, subject to shareholder approval. In addition, if the shareholders of the Acquired Fund do not approve the Reorganization, then it is not anticipated that either the Center Coast Acquisition or the LSA Asset Purchase will move forward.

Who is paying for expenses related to the Special Meeting and the Reorganization?

Brookfield, LSA and certain affiliates of LSA, and Center Coast will incur the costs relating to the Reorganization, including the costs relating to the Special Meeting and the Joint Proxy Statement/Prospectus. The Acquired Fund will not incur any expenses in connection with the Reorganization. Brookfield has retained AST Fund Solutions, LLC (“AST”) to provide proxy services (mentioned on page 60 of the Proxy Statement).

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL 1

PROPOSAL 2: Ratification of the selection of Tait, Weller & Baker LLP as the Acquired Fund’s independent registered public accounting firm for the current fiscal year.

Why am I being asked to ratify the selection of Tait, Weller & Baker LLP as the Acquired Fund’s independent registered public accounting firm?

Tait, Weller & Baker LLP has been selected by the Acquired Fund’s audit committee and ratified by the

Acquired Fund’s Board of Trustees, including a majority of the non-interested Board members, as the Acquired Fund’s independent registered public accounting firm for the current fiscal year. The shareholders of the Acquired Fund are being asked to ratify this selection. Approval of this Proposal and Proposal 1 are not contingent on one another.

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL 2

VOTING METHODS

PHONE:

To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At: www.proxyonline.com/docs/centercoastmlpfocusfund2018.pdf

NAME OF FUND	CUSIP	CLASS	TICKER
Center Coast MLP Focus Fund	461418584	Class A Shares	CCCAX
Center Coast MLP Focus Fund	461418576	Class C Shares	CCCCX
Center Coast MLP Focus Fund	461418568	Institutional Shares	CCCNX

AST Fund Solutions, LLC (“AST”) is mentioned on page 60 of the Proxy Statement

Brookfield, LSA and certain affiliates of LSA, and Center Coast will incur the costs relating to the Reorganization, including the costs relating to the Special Meeting and the Joint Proxy Statement/Prospectus. The Acquired Fund

will not incur any expenses in connection with the Reorganization.